UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Carolina Trust BancShares, Inc.

(Name of Issuer)

Common Stock, par value $2.50 per share

(Title of Class of Securities)

14422P105

(CUSIP Number)

March 31, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 6 Pages)

CUSIP No. 14422P105	Schedule 13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Brian Pratt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 698,307 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 698,307 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 698,307
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.5% (2)
12	TYPE OF REPORTING PERSON IN

(1)	The amount reported consists of 698,307 shares of common stock, par value $2.50 per share (“Shares”), jointly held by Mr. Pratt and his spouse, Barbara Pratt, as of March 31, 2019.
(2)

All Shares beneficially owned by Mr. Pratt represent 7.5% of the outstanding Shares of the Issuer based on 9,296,977 Shares outstanding as of May 13, 2019 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 14, 2019.

CUSIP No. 14422P105	Schedule 13G	Page 3 of 6 Pages

Explanatory Note

This amendment is being filed by the reporting person on a voluntary basis to update the reporting person’s beneficial ownership as of March 31, 2019.

Item 1(a).	Name of Issuer:

Carolina Trust BancShares, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

901 East Main Street

Lincolnton, North Carolina 28092

Item 2(a).	Name of Person Filing:

Brian Pratt

Item 2(b).	Address of Principal Business Office or, if None, Residence:

150 Turtle Creek Blvd, Ste 207

Dallas, Texas 75207

Item 2(c).	Citizenship:

United States of America

Item 2(d).	Title of Class of Securities:

Common Stock, par value $2.50 per share

Item 2(e).	CUSIP Number:

14422P105

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

CUSIP No. 14422P105	Schedule 13G	Page 4 of 6 Pages

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:                          .

Item 4.	Ownership:

The following information is as of March 31, 2019:

(a) Amount beneficially owned:	698,307

(b) Percent of class:	7.5	%(1)

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote:	0

(ii) Shared power to vote or direct the vote:	698,307	(2)

(iii) Sole power to dispose or to direct the disposition of:	0

(iv) Shared power to dispose or to direct the disposition of:	698,307	(2)

(1)

All shares of common stock, par value $2.50 per share (“Shares”), beneficially owned by Mr. Pratt represent 7.5% of the outstanding Shares of the Issuer based on 9,296,977 Shares outstanding as of May 13, 2019 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 14, 2019.

(2)	The amount reported consists of 698,307 Shares jointly held by Mr. Pratt and his spouse, Barbara Pratt.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

CUSIP No. 14422P105	Schedule 13G	Page 5 of 6 Pages

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 240.14a-11.

CUSIP No. 14422P105	Schedule 13G	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 4, 2019

/s/ Brian Pratt
Brian Pratt